UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                              April 21, 2021

  By E-Mail

  Elizabeth Gonzalez-Sussman, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

           Re:     Genesco Inc.
                   Preliminary Proxy Statement on Schedule 14A filed by Legion Partners
                      Holdings, LLC, Legion Partners, L.P. I, Legion Partners, L.P. II, Legion
                      Partners, LLC, Legion Partners Asset Management, LLC, Christopher S.
                      Kiper, Raymond T. White, Marjorie L. Bowen, Thomas M. Kibarian,
                      Margenett Moore -Roberts, Dawn H. Robertson, Patricia M. Ross ,
                      Georgina L. Russell, and Hobart P. Sichel
                   Filed April 16, 2021
                   File No. 001-03083

                   Soliciting Materials filed pursuant to Rule 14a-12 on April 12, 2021
                   Filed by Legion Partners Holdings, LLC, et. al.
                   File No. 001-03083

  Dear Ms. Gonzalez-Sussman:

          We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Preliminary Proxy Statement

  Cover Letter

  1. Please consider including additional information about the referenced comprehensive strategic plan in the proxy statement delivered to security holders. Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
April 21, 2021
Page 2

2. Please revise to clarify that security holders using your proxy card will only be able to vote for seven nominees and will be disenfranchised as to the eighth board seat.

Reasons for the Solicitation, page 9

3.     We note your disclosure that    we estimate the current value of the
operating business is
       $40 million (roughly four times our projected EBITDA post-COVID of $10 million) plus additional value of owned real estate of $29 million. We estimate the internal rate of
       return assuming these proceeds on this acquisition of -1.2%.    With a
view toward revised
       disclosure, please provide us with support for your stated beliefs.

4.     We note your disclosure under the caption    We Believe the Board Lacks
Sufficient
       Alignment with Shareholders.    Given that none of your nominees appears
to own any
       shares in the company, please revise to provide added context by noting the aforementioned fact and any commitments your nominees have made to acquire company shares.

Proposal No. 1. Election of Directors, page 16

5. Please revise this section to highlight to security holders that they will be disenfranchised with respect to one board seat if they return your proxy card.

6. Please amend each instance of a change of control described on pages 21-23 to quantify the effect of such change of control, assuming that the board does not act with respect to the request referenced in the last paragraph of this section.

Soliciting Materials

7. We note your disclosure, in the letter delivered to the company, that we estimate the
       current value at less than 20% of the acquisition cost.    With a view
toward revised future
       disclosure, please provide us with support for your stated beliefs.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions